SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2016 Results October 28, 2016 Page 1

AMBEV REPORTS 2016 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 28, 2016 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2016 third quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the nine-month period ended September 30, 2016 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Net revenue (NR) was up 2.3% in the quarter, as solid growth in CAC (+12.1%) and LAS (+22.1%) and flat top line in Canada (+0.1%) was partially offset by a decline in Brazil (-6.6%). Volumes were down 3.4% mainly driven by a decline in Brazil and Argentina as economic volatility in these countries continued to put pressure on beverage consumption. This decline was more than offset by a solid net revenue per hectoliter (NR/hl) increase of 5.9%, due to our revenue management initiatives.

Cost of Goods Sold (COGS): Our COGS increased by 15.5% while on a per hectoliter basis COGS was up 19.5% mainly driven by Brazil where COGS/hl increased by 27.6% due to our FX hedges which reflected in 3Q16 the severe BRL devaluation of the second half of 2015. During that time, Brazilian Real suffered close to a 60% year over year devaluation before peaking at 4.18 BRL/USD in September 2015, thus temporarily inflating our cost of sales denominated in US dollars, which represents around 40% of our COGS in Brazil.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) was up 11.3% due to (i) phasing of sales & marketing expenses, that were more concentrated in this quarter due to Rio 2016 Olympic Games and other marketing activations, and (ii) higher distribution expenses, partly offset by savings in administrative expenses.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA was R$ 3,999.4 million (-14.0%) in 3Q16 with gross margin and EBITDA margin compression of 450bps and 740bps respectively.

Normalized Net Profit and EPS: Normalized Net Profit reached R$ 3,198.3 million in 3Q16, 3.6% above that of last year, as EBITDA decline and higher net finance results were more than offset by (i) a reversion of withholding tax provisions related to unremitted earnings in Argentina, where a new legislation revoked a tax created in 2013, and (ii) the recognition of deferred tax assets on carried losses in international subsidiaries, reverting a negative impact we had in Other Tax Adjustments in 2015 and previous years. Normalized EPS was R$ 0.20 in 3Q16.

Operating Cash Generation and CAPEX: In the quarter, cash generated from operations was R$ 5.1 billion while CAPEX reached R$ 902 million. Year to date, we generated R$ 9.8 billion in cash from operations while CAPEX reached R$ 2.8 billion. In Brazil, CAPEX year to date is R$ 1.4 billion.

Pay out and Financial discipline: As of September 30th, 2016, our net cash position was R$ 3,120.1 million. This figure does not include the dividend payment of R$ 0.16 per share (approximately R$ 2.5 billion) announced on October 19th, 2016 to be paid starting on November 25th, 2016. Year to date we have announced/paid out approximately R$ 6.6 billion in interest on capital and dividends.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	3Q15	3Q16	Reported	Organic	YTD15	YTD16	Reported	Organic
Total volumes	39,988.4	38,838.2	-2.9%	-3.4%	121,129.4	114,463.3	-5.5%	-5.9%
Net sales	10,745.1	10,482.8	-2.4%	2.3%	31,423.9	32,425.1	3.2%	2.7%
Gross profit	7,001.2	6,267.3	-10.5%	-4.8%	20,291.5	20,354.7	0.3%	0.7%
Gross margin	65.2%	59.8%	-540 bps	-450 bps	64.6%	62.8%	-180 bps	-120 bps
Normalized EBITDA	4,992.0	3,999.4	-19.9%	-14.0%	14,188.3	13,468.4	-5.1%	-4.0%
Normalized EBITDA margin	46.5%	38.2%	-830 bps	-740 bps	45.2%	41.5%	-370 bps	-290 bps
Normalized profit	3,086.6	3,198.3	3.6%		8,887.0	8,293.2	-6.7%
Normalized EPS	0.19	0.20	3.7%		0.54	0.50	-7.3%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2015 (3Q15). Values in this release may not add up due to rounding.

Third Quarter 2016 Results October 28, 2016 Page 2

Management Comments

Third quarter proved to be the toughest quarter of an already very challenging year. Despite solid growth in most of the countries we operate, Brazil weak performance drove a 14.0% decline in our consolidated EBITDA.

We are nothing but disappointed with our Brazil EBITDA decline (-31.3%) in 3Q16. We are a company of owners and owners take results personally.

But, when faced with a scenario like the one we are facing in 2016, one can decide to (i) either go for quick fixes that can save results in a single quarter or an year but jeopardize future growth potential, or (ii) what we believe is the right way, take advantage of disruptions that crises bring to better position itself in a structural way. As owners, we will always focus on sustainable value creation even if temporary volatility pressures our operational performance in the short term.

With that in mind, it is important to highlight the two main reasons that explain the temporary decline of our EBITDA in Brazil and how we are positioning ourselves for the future.

Brazil EBITDA

The main detractor of our performance in 3Q16 was Cash COGS due to the impact of our FX hedges, which explains more than half of our EBITDA decline.

1.    Cash COGS: Given our hedge policy, the material devaluation of Brazilian Real in the second half of 2015 is fully impacting our COGS now. During that time, Brazilian Real suffered a 55% year over year devaluation before peaking at 4.18 BRL/USD in September 2015, thus temporarily inflating our cost of sales denominated in US dollars, which represents around 40% of our COGS in Brazil.

Third Quarter 2016 Results October 28, 2016 Page 3

With COGS inflated due to BRL devaluation, the easy decision to protect our profitability in the short term would have been to increase prices above inflation. But, given our hedges, we know this is a temporary impact that will ease in the next months before becoming a deflationary driver.

In summary, the high volatility of BRL experienced in 2H15 when it peaked at 4.18 BRL/USD is fully impacting us now but, given the reversion of the currency to current levels of 3.20 BRL/USD, this will be positive for the company going forward.

The other main driver of our EBITDA decline is connected to the impact of the adverse macroeconomic scenario to our top line performance.

2.    Top line: Despite the recent improvement in consumer confidence and inflation, real disposable income declined for another quarter due to higher unemployment, putting additional pressure on consumers. In this environment, our top line declined by 6.6% in the quarter, with net revenue per hl down 1.6%. This was driven primarily by our decision to implement our price adjustments in the fourth quarter this year, compared to the third quarter last year. In addition, as part of our revenue management strategy, we are using our complete portfolio of packs and brands to achieve attractive and more competitive consumer price points. This initiative includes growing our mix of returnable glass bottles (RGBs), especially in supermarkets where this format already accounts for 25% of our beer volume.

These two temporary drivers explain most of the decline in our EBITDA in 3Q16.

On one hand, the recessionary environment is bringing a lot of volatility to the short term, but it is also creating unique opportunities to strengthen our business in a structural way. During this time, we have been boosting key initiatives within our commercial platforms with some of them starting to reach critical mass:

•         Elevate the Core

o       Considered the most valuable brand in Latin America (Millward Brown/BrandZ), Skol has been the leader of the Brazilian beer market since 1998, participating in memorable moments of consumers lives during this time. Skol sponsorship of Rio 2016 Olympic Games became another mark in the history of the brand. In another step of its evolution, we have just launched in a new visual brand identity (VBI) for Skol to highlight the brand strengths and reaffirm its leadership on the mainstream segment. Along with the “Desce Redondo” campaign, the iconic arrow and the yellow color are still there but in a totally new design evoking Skol’s quality, energy and young attitude, and enduring the connection with its core target consumers.

o        Brahma Extra, launched one year ago with its three variants  (Lager, Red Lager and Weiss), has shown solid growth year to date, solidifying its position in the core plus segment in Brazil. Targeting the food & savor needstate, these line extensions not only bring the food pairing experience to mainstream consumers but they also enhance the equity of the Brahma mother brand.

•         Accelerate Premium

o        Premium preference moved from 20% to more than 30% in the last 5 years. During this time, the weight of premium increased from 4% to 10% of our beer volumes today, and it continues to grow even in the current environment, led by Budweiser. Leader in the premium segment since 2015, Bud is gaining market share for another year with double digits volume growth year to date.

•         Near Beer

In the last three years, Near Beer has grown from close to zero to 2% of our total beer volumes, driving incremental volumes and positive price mix. Launched in 2013, Brahma 0.0 ignited this growth, disrupting the non alcoholic beer segment in Brazil with an innovative liquid and brand ideal. Skol Beats Senses came next, creating a whole new segment in Brazil. With the addition of Skol Beats Spirit at the end of 2015 and Skol Beats Secret last month, Beats family is growing by double digits in even a tough 2016.

Third Quarter 2016 Results October 28, 2016 Page 4

•         Shape In Home

o    With the potential to improve affordability in a profitable way, the introduction of returnable glass bottles in the off trade channel is one of the biggest opportunities we see in 2016. And it’s becoming a reality, with Minis (300ml RGBs) reaching 25% of our volumes in supermarkets in 3Q16.

•         Boost Out of Home

o    We are boosting our marketing initiatives in existing and new selling moments. Taking part in two of the biggest street parties in the world, Antarctica will be the official beer of Rio Carnival for the 7th consecutive time and Skol will be, once again, sponsoring Salvador Carnival, after the two last years being sponsored by our competitors.

o    Another important initiative to improve affordability has been the reacceleration of 1 liter returnable glass bottles in the on trade. Year to date, 1 liter RGB volume is up by mid single digits.

In our international operations, Central America and the Caribbean (CAC) had another quarter of strong top line performance, with market share gains in all of the main countries we operate in the region. Coupled with a solid revenue management strategy, our CAC EBITDA was up by 9.0%, with an EBITDA margin of 37.6% (-100bps). In Latin America South (LAS), the adverse scenario in Argentina was more than offset by our revenue management strategy and cost discipline in the country, along with a solid volume performance in the other key markets in the region such as Bolivia, Chile and Paraguay, leading to strong EBITDA growth (+22.6%) and EBITDA margin expansion (+20bps) in the region. And in Canada, our top line continued to benefit from our strategic acquisitions (+9.6% in local curency, +0.1% organic), while EBITDA declined by 7.4% mainly driven by a negative mix impact on COGS.

Looking at our divisional performance highlights in each division:

•         Brazil. NR in Brazil was down 6.6% in 3Q16 and EBITDA was down 31.3% to R$ 2,024.7 million, with a 1330bps margin compression.

o    In Beer Brazil, top line declined by 5.3% in the quarter. Our beer volumes were down 4.1%, facing a tough comparable (3Q15 +3.5%). We estimate that beer industry volumes declined approximately 3% in 3Q16. While our average market share in 3Q16 was down year over year, we delivered sequential improvement versus 2Q16, going back to our historical market share range and reaching the best market share level in the year. NR/hl was down 1.2% primarily driven by our decision to implement our price adjustments in the fourth quarter this year, compared to the third quarter last year. In addition, as part of our revenue management strategy, we are using our complete portfolio of packs and brands to achieve attractive, more competitive consumer price points. This initiative includes growing our mix of returnable glass bottles (RGBs), especially in supermarkets where this format now accounts for 25% of our volume.

o    In CSD & NANC Brazil, top line was down 13.8%. We had another quarter of CSD industry volume decline mainly driven by consumption trade down to water and powder juices. Our volumes were down 8.1% in line with the industry, as we estimate. Net revenue per hectoliter was down 6.2% due to negative mix, the impact of taxes and the fact that we also decided to implement our prices initiatives in the fourth quarter, facing a tough comparable base due to the early timing of our price initiatives last year.

o    Brazil cash COGS was up 24.0%, while on a per hectoliter basis 30.6%, mainly due to our FX hedges which reflected in 3Q16 the severe BRL devaluation of the second half of 2015. During that time, Brazilian Real suffered close to a 60% year over year devaluation before peaking at 4.18 BRL/USD in September 2015, thus temporarily inflating the cost of our commodities priced in US dollars, which represents around 40% of our COGS in Brazil. That was partially offset by procurement savings and the higher weight of 300ml returnable glass bottles.

o    Brazil cash SG&A was up 5.8% due to (i) phasing of sales & marketing expenses that were more concentrated in this quarter due to Rio 2016 Olympic Games and (ii) higher distribution expenses, partly offset by savings in administrative expenses.

•         Central America and the Caribbean (CAC). EBITDA for the region reached R$ 353 million (+9.0%) in 3Q16, mainly driven by net revenue growth of 12.1%, with an EBITDA margin of 37.6%. In the first nine months of the year, our net revenue and EBITDA increased 16.8% and 19.4% respectively.

Third Quarter 2016 Results October 28, 2016 Page 5

o       Top line continued to grow double digits in the quarter with volumes rising 6.7% in the region. In Dominican Republic, we continued to invest behind the Presidente brand, celebrating the “Verano Presidente”, our proprietary summer season platform which helped us to activate demand, to expand our presence in the country and to reach the all time high share in total alcoholic beverage space in September. In Guatemala, we had a quarter of market share gains with strong performance from our Modelo brands, led by Corona. EBITDA margin in the region compressed 100bps in the quarter due to the timing of sales & marketing expenses.

•         Latin America South (LAS). EBITDA for the region reached R$ 973.6 million (+22.6%) in the 3Q16 with top line up 22.1% and a 20bps EBITDA margin expansion. Year to date NR is up 13.7% and EBITDA up 16.2%.

o      Volumes were down 1.4% in the region as adverse macroeconomic conditions in Argentina led to another quarter of volume decline in the country. Partially offsetting Argentina, we reached all time high volumes in (i) Bolivia, driven by RGBs strategy and route to market improvement; (ii) Paraguay, led by the successful roll out of the 340ml returnable glass bottle; and (iii) Chile, with strong performance of our Global Brands in the country. Top line was up 22.1% with a NR/hl increase of 23.8%, while EBITDA grew 22.6% with an EBITDA margin expansion of 20bps.

•         Canada. EBITDA in Canada reached R$ 647.9 million (-7.4%) as our top line growth (+9.6% in local currency, including the result of recent acquisitions of craft and near beer brands; +0.1% organic) was more than offset by margin compression of 310bps predominantly driven by negative mix. Year to date, our top line is up 10.0% in local currency (+1.2% organic) and EBITDA up 2.5% in local currency (-2.4% organic).

o       We continued to experience a good momentum of top line growth in Canada, mainly driven by solid performance of our Global Brands, which grew high double digits, and the benefit of our strategic acquisitions in the fast growing craft, ready-to-drink and cider categories, helping us to achieve the highest market share figure in 17 years with the new brands we acquired. On a like for like basis, volumes were down 1.3%, while up 6.5% when included our recent acquisitions. NR/hl was up 1.3% organically, in line with inflation, driven by our revenue management strategies.

Third Quarter 2016 Results October 28, 2016 Page 6

Outlook

2016 has been very challenging. Our diversified exposure to Canada, Central America and the Caribbean and Latin America South has helped but Brazil is going through a severe macroeconomic downturn, leading to material volatility to our short term results.

Despite that, we remain fully confident with the growth opportunities in the country:

•         Demographics: legal drinking age population continues to increase by 1.5% every year;

•         Per capita: despite considerable upward social mobility in the last 15 years and the consumption boost driven by an emerging C class, we did not even get to half of the journey. Brazil remains a country of disparities with very low income per capita.

•         Innovation: given its size and the different realities that coexist in the country, there are a lot of opportunities for innovation driven by consumer trends, such as premiumization, health & wellness and near beer, along with new ways to evolve our route to market and improve our distribution.

As we focus on what we control, we remain committed to our commercial platforms to strengthen our portfolio and fully capture these long term opportunities.

In the short term, consumer confidence is improving and inflation decelerating, but the consumer environment in Brazil is expected to remain challenging in 4Q16.

•         We no longer expect to achieve our goal of flat net revenue in Brazil for the full year, given an environment of soft industry volumes and a tough 4Q15 net revenue per hl comparable;

•         We expect cash COGS in Brazil to grow mid to high single digit in the full year;

•         We expect cash SG&A in Brazil to grow low single digit in the full year;

•         We expect Capex in Brazil to decline year over year.

Across other geographies, we continue to see significant top line growth and EBITDA margin expansion opportunities to be captured in the Central America and the Caribbean region. In LAS, while Argentina continues to experience short term volatility due to structural reforms undergoing in the country, we remain confident in our ability to deliver solid profitable growth in the region. In Canada, we will continue to pursue a strong top line momentum in a profitable way by delivering best-in-class execution of our core and premium brands while leveraging on our recent acquisitions in craft and near beer.

Third Quarter 2016 Results October 28, 2016 Page 7

Ambev Consolidated Income Statement

Consolidated income statement	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Net revenue	10,745.1	156.5	(671.7)	252.9	10,482.8	-2.4%	2.3%
Cost of goods sold (COGS)	(3,743.9)	(72.7)	191.6	(590.5)	(4,215.5)	12.6%	15.5%
Gross profit	7,001.2	83.8	(480.0)	(337.6)	6,267.3	-10.5%	-4.8%
Selling, general and administrative (SG&A)	(3,183.3)	(70.7)	222.7	(425.8)	(3,457.0)	8.6%	13.1%
Other operating income	420.3	(0.2)	4.5	(82.9)	341.6	-18.7%	-19.7%
Normalized operating income (normalized EBIT)	4,238.2	12.9	(252.8)	(846.4)	3,151.9	-25.6%	-19.9%
Exceptional items above EBIT	(19.6)		2.2	2.4	(15.1)	-23.1%	-12.1%
Net finance results	(316.6)				(722.6)	128.2%
Share of results of associates	(0.3)				(9.4)	nm
Income tax expense	(834.7)				778.3	-193.2%
Profit	3,066.9				3,183.2	3.8%
Attributable to Ambev holders	2,950.7				3,061.2	3.7%
Attributable to non-controlling interests	116.2				121.9	4.9%
Normalized profit	3,086.6				3,198.3	3.6%
Attributable to Ambev holders	2,970.4				3,076.3	3.6%

Normalized EBITDA	4,992.0	17.8	(306.7)	(703.7)	3,999.4	-19.9%	-14.0%

Consolidated income statement	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Net revenue	31,423.9	411.4	(264.1)	853.9	32,425.1	3.2%	2.7%
Cost of goods sold (COGS)	(11,132.4)	(190.1)	(27.9)	(720.1)	(12,070.4)	8.4%	6.4%
Gross profit	20,291.5	221.3	(292.0)	133.8	20,354.7	0.3%	0.7%
Selling, general and administrative (SG&A)	(9,527.8)	(154.0)	92.0	(956.7)	(10,546.6)	10.7%	9.9%
Other operating income	1,235.3	1.9	12.6	(184.7)	1,065.1	-13.8%	-14.9%
Normalized operating income (normalized EBIT)	11,999.0	69.2	(187.4)	(1,007.5)	10,873.2	-9.4%	-8.3%
Exceptional items above EBIT	(266.3)		1.8	221.0	(43.6)	-83.6%	-83.0%
Net finance results	(1,161.3)				(2,793.8)	140.6%
Share of results of associates	4.7				(1.5)	-132.7%
Income tax expense	(1,955.4)				215.4	-111.0%
Profit	8,620.6				8,249.7	-4.3%
Attributable to Ambev holders	8,270.1				7,874.3	-4.8%
Attributable to non-controlling interests	350.6				375.4	7.1%
Normalized profit	8,887.0				8,293.2	-6.7%
Attributable to Ambev holders	8,536.4				7,917.8	-7.2%

Normalized EBITDA	14,188.3	81.3	(229.5)	(571.7)	13,468.4	-5.1%	-4.0%

Third Quarter 2016 Results October 28, 2016 Page 8

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Third Quarter 2016 Results October 28, 2016 Page 9

Ambev Consolidated

We delivered during the quarter R$ 10,482.8 million of Net Revenue (+2.3%) and R$ 3,999.4 million of Normalized EBITDA (-14.0%).

Ambev results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume ('000 hl)	39,988.4	217.5	-	(1,367.7)	38,838.2	-2.9%	-3.4%
Net revenue	10,745.1	156.5	(671.7)	252.9	10,482.8	-2.4%	2.3%
Net revenue/hl	268.7	2.4	(17.3)	16.1	269.9	0.4%	5.9%
COGS	(3,743.9)	(72.7)	191.6	(590.5)	(4,215.5)	12.6%	15.5%
COGS/hl	(93.6)	(1.3)	4.9	(18.5)	(108.5)	15.9%	19.5%
COGS excl. deprec.&amort.	(3,238.4)	(69.5)	164.7	(533.9)	(3,677.1)	13.5%	16.1%
COGS/hl excl. deprec. &amort	(81.0)	(1.3)	4.2	(16.6)	(94.7)	16.9%	20.2%
Gross profit	7,001.2	83.8	(480.0)	(337.6)	6,267.3	-10.5%	-4.8%
Gross margin	65.2%				59.8%	-540 bps	-450 bps
SG&A excl. deprec.&amort.	(2,934.9)	(69.0)	195.7	(339.7)	(3,147.9)	7.3%	11.3%
SG&A deprec.&amort.	(248.4)	(1.7)	27.0	(86.1)	(309.2)	24.5%	34.4%
SG&A total	(3,183.3)	(70.7)	222.7	(425.8)	(3,457.0)	8.6%	13.1%
Other operating income	420.3	(0.2)	4.5	(82.9)	341.6	-18.7%	-19.7%
Normalized EBIT	4,238.2	12.9	(252.8)	(846.4)	3,151.9	-25.6%	-19.9%
Normalized EBIT margin	39.4%				30.1%	-930 bps	-850 bps
Normalized EBITDA	4,992.0	17.8	(306.7)	(703.7)	3,999.4	-19.9%	-14.0%
Normalized EBITDA margin	46.5%				38.2%	-830 bps	-740 bps

Ambev results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	121,129.4	574.9	-	(7,241.0)	114,463.3	-5.5%	-5.9%
Net revenue	31,423.9	411.4	(264.1)	853.9	32,425.1	3.2%	2.7%
Net revenue/hl	259.4	2.2	(2.3)	24.0	283.3	9.2%	9.2%
COGS	(11,132.4)	(190.1)	(27.9)	(720.1)	(12,070.4)	8.4%	6.4%
COGS/hl	(91.9)	(1.1)	(0.2)	(12.2)	(105.5)	14.7%	13.1%
COGS excl. deprec.&amort.	(9,647.6)	(183.2)	(33.7)	(553.6)	(10,418.1)	8.0%	5.6%
COGS/hl excl. deprec. &amort	(79.6)	(1.1)	(0.3)	(9.9)	(91.0)	14.3%	12.3%
Gross profit	20,291.5	221.3	(292.0)	133.8	20,354.7	0.3%	0.7%
Gross margin	64.6%				62.8%	-180 bps	-120 bps
SG&A excl. deprec.&amort.	(8,823.3)	(148.8)	55.7	(687.2)	(9,603.7)	8.8%	7.7%
SG&A deprec.&amort.	(704.5)	(5.2)	36.3	(269.4)	(942.9)	33.8%	38.0%
SG&A total	(9,527.8)	(154.0)	92.0	(956.7)	(10,546.6)	10.7%	9.9%
Other operating income	1,235.3	1.9	12.6	(184.7)	1,065.1	-13.8%	-14.9%
Normalized EBIT	11,999.0	69.2	(187.4)	(1,007.5)	10,873.2	-9.4%	-8.3%
Normalized EBIT margin	38.2%				33.5%	-470 bps	-410 bps
Normalized EBITDA	14,188.3	81.3	(229.5)	(571.7)	13,468.4	-5.1%	-4.0%
Normalized EBITDA margin	45.2%				41.5%	-370 bps	-290 bps

Third Quarter 2016 Results October 28, 2016 Page 10

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 2,377.9 million (-27.3%).

LAN results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume ('000 hl)	29,404.1			(1,219.5)	28,184.6	-4.1%	-4.1%
Net revenue	6,722.7		3.7	(285.8)	6,440.7	-4.2%	-4.3%
Net revenue/hl	228.6		0.1	(0.2)	228.5	-0.1%	-0.1%
COGS	(2,323.6)		(1.3)	(453.4)	(2,778.3)	19.6%	19.5%
COGS/hl	(79.0)		(0.0)	(19.5)	(98.6)	24.7%	24.7%
COGS excl. deprec.&amort.	(1,939.4)		(2.3)	(426.0)	(2,367.7)	22.1%	22.0%
COGS/hl excl. deprec. &amort	(66.0)		(0.1)	(18.0)	(84.0)	27.4%	27.2%
Gross profit	4,399.1		2.4	(739.2)	3,662.4	-16.7%	-16.8%
Gross margin	65.4%				56.9%	-850 bps	-850 bps
SG&A excl. deprec.&amort.	(1,904.7)		(0.0)	(129.5)	(2,034.2)	6.8%	6.8%
SG&A deprec.&amort.	(170.9)		0.2	(55.8)	(226.5)	32.6%	32.6%
SG&A total	(2,075.6)		0.1	(185.3)	(2,260.7)	8.9%	8.9%
Other operating income	392.7		(0.4)	(53.1)	339.2	-13.6%	-13.5%
Normalized EBIT	2,716.2		2.1	(977.5)	1,740.8	-35.9%	-36.0%
Normalized EBIT margin	40.4%				27.0%	-1340 bps	-1340 bps
Normalized EBITDA	3,271.3		0.9	(894.3)	2,377.9	-27.3%	-27.3%
Normalized EBITDA margin	48.7%				36.9%	-1180 bps	-1180 bps

LAN results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	88,160.6			(4,503.9)	83,656.7	-5.1%	-5.1%
Net revenue	20,046.7		390.6	(187.2)	20,250.1	1.0%	-0.9%
Net revenue/hl	227.4		4.7	10.0	242.1	6.5%	4.4%
COGS	(7,015.4)		(179.7)	(572.5)	(7,767.6)	10.7%	8.2%
COGS/hl	(79.6)		(2.1)	(11.1)	(92.9)	16.7%	14.0%
COGS excl. deprec.&amort.	(5,886.0)		(157.0)	(478.9)	(6,522.0)	10.8%	8.1%
COGS/hl excl. deprec. &amort	(66.8)		(1.9)	(9.3)	(78.0)	16.8%	14.0%
Gross profit	13,031.3		210.9	(759.7)	12,482.5	-4.2%	-5.8%
Gross margin	65.0%				61.6%	-340 bps	-320 bps
SG&A excl. deprec.&amort.	(5,673.9)		(93.4)	(270.1)	(6,037.5)	6.4%	4.8%
SG&A deprec.&amort.	(492.6)		(9.3)	(179.0)	(680.9)	38.2%	36.3%
SG&A total	(6,166.5)		(102.7)	(449.1)	(6,718.4)	8.9%	7.3%
Other operating income	1,207.6		0.2	(89.6)	1,118.2	-7.4%	-7.4%
Normalized EBIT	8,072.4		108.4	(1,298.5)	6,882.4	-14.7%	-16.1%
Normalized EBIT margin	40.3%				34.0%	-630 bps	-620 bps
Normalized EBITDA	9,694.4		140.4	(1,025.9)	8,808.9	-9.1%	-10.6%
Normalized EBITDA margin	48.4%				43.5%	-490 bps	-480 bps

Third Quarter 2016 Results October 28, 2016 Page 11

Ambev Brazil

We delivered R$ 2,024.7 million (-31.3%) of Normalized EBITDA in Brazil in the quarter, with an EBITDA margin of 36.8% (-1330bps yoy). Net revenue was down 6.6% in the quarter, with a volume decline of 5.1% and a NR/hl decrease of 1.6%. Cash COGS was up 24.0% mainly driven by a 30.6% increase in cash COGS/hl. SG&A (excluding depreciation and amortization) expenses were up 5.8% in the quarter.

Ambev Brazil results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume ('000 hl)	27,064.5			(1,376.5)	25,687.9	-5.1%	-5.1%
Net revenue	5,888.5			(386.9)	5,501.5	-6.6%	-6.6%
Net revenue/hl	217.6			(3.4)	214.2	-1.6%	-1.6%
COGS	(1,950.4)			(411.7)	(2,362.2)	21.1%	21.1%
COGS/hl	(72.1)			(19.9)	(92.0)	27.6%	27.6%
COGS excl. deprec.&amort.	(1,613.8)			(387.0)	(2,000.9)	24.0%	24.0%
COGS/hl excl. deprec. &amort	(59.6)			(18.3)	(77.9)	30.6%	30.6%
Gross profit	3,938.0			(798.7)	3,139.4	-20.3%	-20.3%
Gross margin	66.9%				57.1%	-980 bps	-980 bps
SG&A excl. deprec.&amort.	(1,717.2)			(98.8)	(1,816.0)	5.8%	5.8%
SG&A deprec.&amort.	(158.1)			(46.7)	(204.8)	29.6%	29.6%
SG&A total	(1,875.3)			(145.6)	(2,020.8)	7.8%	7.8%
Other operating income	390.8			(50.7)	340.1	-13.0%	-13.0%
Normalized EBIT	2,453.6			(995.0)	1,458.6	-40.6%	-40.6%
Normalized EBIT margin	41.7%				26.5%	-1520 bps	-1520 bps
Normalized EBITDA	2,948.2			(923.5)	2,024.7	-31.3%	-31.3%
Normalized EBITDA margin	50.1%				36.8%	-1330 bps	-1330 bps

Ambev Brazil results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	81,676.5			(5,058.6)	76,618.0	-6.2%	-6.2%
Net revenue	17,865.3			(553.1)	17,312.2	-3.1%	-3.1%
Net revenue/hl	218.7			7.2	226.0	3.3%	3.3%
COGS	(5,977.5)			(461.9)	(6,439.4)	7.7%	7.7%
COGS/hl	(73.2)			(10.9)	(84.0)	14.8%	14.8%
COGS excl. deprec.&amort.	(5,037.8)			(328.6)	(5,366.4)	6.5%	6.5%
COGS/hl excl. deprec. &amort	(61.7)			(8.4)	(70.0)	13.6%	13.6%
Gross profit	11,887.8			(1,015.0)	10,872.9	-8.5%	-8.5%
Gross margin	66.5%				62.8%	-370 bps	-370 bps
SG&A excl. deprec.&amort.	(5,128.9)			(207.9)	(5,336.8)	4.1%	4.1%
SG&A deprec.&amort.	(457.7)			(152.0)	(609.8)	33.2%	33.2%
SG&A total	(5,586.6)			(360.0)	(5,946.6)	6.4%	6.4%
Other operating income	1,203.8			(89.5)	1,114.3	-7.4%	-7.4%
Normalized EBIT	7,505.0		-	(1,464.4)	6,040.6	-19.5%	-19.5%
Normalized EBIT margin	42.0%				34.9%	-710 bps	-710 bps
Normalized EBITDA	8,902.5			(1,179.2)	7,723.3	-13.2%	-13.2%
Normalized EBITDA margin	49.8%				44.6%	-520 bps	-520 bps

Third Quarter 2016 Results October 28, 2016 Page 12

Beer Brazil

In 3Q16, EBITDA for Beer Brazil was R$ 1,740.2 million (-28.4%) with an EBITDA margin compression of 1180bps to 36.8%.

NR declined by 5.3% in the quarter. Our beer volumes were down 4.1%, facing a tough comparable (3Q15 +3.5%). We estimate that beer industry volumes declined approximately 3% in 3Q16. While our average market share in 3Q16 was down year over year, we delivered sequential improvement versus 2Q16, going back to our historical market share range and reaching the best market share level in the year. NR/hl was down 1.2% primarily driven by our decision to implement our price adjustments in the fourth quarter this year, compared to the third quarter last year. In addition, as part of our revenue management strategy, we are using our complete portfolio of packs and brands to achieve attractive, more competitive consumer price points. Cash COGS/hl increased by 31.6%, driven by FX hedges which reflected in 3Q16 the severe BRL devaluation of the second half of 2015, partly offset by the increased weight of 300ml RGBs and procurement savings. Cash SG&A grew 3.2% due to (i) phasing of sales & marketing expenses, that were more concentrated in this quarter due to Rio 2016 Olympic Games and (ii) higher distribution expenses that were partly offset by lower administrative expenses.

Beer Brazil results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume ('000 hl)	20,371.1			(833.1)	19,538.0	-4.1%	-4.1%
Net revenue	4,998.7			(264.2)	4,734.5	-5.3%	-5.3%
Net revenue/hl	245.4			(3.1)	242.3	-1.2%	-1.2%
COGS	(1,599.5)			(362.6)	(1,962.0)	22.7%	22.7%
COGS/hl	(78.5)			(21.9)	(100.4)	27.9%	27.9%
COGS excl. deprec.&amort.	(1,307.9)			(342.9)	(1,650.8)	26.2%	26.2%
COGS/hl excl. deprec. &amort	(64.2)			(20.3)	(84.5)	31.6%	31.6%
Gross profit	3,399.3			(626.8)	2,772.5	-18.4%	-18.4%
Gross margin	68.0%				58.6%	-940 bps	-940 bps
SG&A excl. deprec.&amort.	(1,562.1)			(50.1)	(1,612.2)	3.2%	3.2%
SG&A deprec.&amort.	(117.7)			(59.0)	(176.7)	50.1%	50.1%
SG&A total	(1,679.9)			(109.1)	(1,788.9)	6.5%	6.5%
Other operating income	301.0			(32.3)	268.7	-10.7%	-10.7%
Normalized EBIT	2,020.4			(768.1)	1,252.3	-38.0%	-38.0%
Normalized EBIT margin	40.4%				26.4%	-1400 bps	-1400 bps
Normalized EBITDA	2,429.7			(689.5)	1,740.2	-28.4%	-28.4%
Normalized EBITDA margin	48.6%				36.8%	-1180 bps	-1180 bps

Beer Brazil results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	60,950.9			(3,885.7)	57,065.2	-6.4%	-6.4%
Net revenue	15,175.6			(429.6)	14,746.0	-2.8%	-2.8%
Net revenue/hl	249.0			9.4	258.4	3.8%	3.8%
COGS	(4,804.3)			(391.1)	(5,195.4)	8.1%	8.1%
COGS/hl	(78.8)			(12.2)	(91.0)	15.5%	15.5%
COGS excl. deprec.&amort.	(3,992.1)			(291.7)	(4,283.8)	7.3%	7.3%
COGS/hl excl. deprec. &amort	(65.5)			(9.6)	(75.1)	14.6%	14.6%
Gross profit	10,371.3			(820.7)	9,550.6	-7.9%	-7.9%
Gross margin	68.3%				64.8%	-350 bps	-350 bps
SG&A excl. deprec.&amort.	(4,573.7)			(130.1)	(4,703.8)	2.8%	2.8%
SG&A deprec.&amort.	(339.9)			(175.4)	(515.3)	51.6%	51.6%
SG&A total	(4,913.6)			(305.5)	(5,219.1)	6.2%	6.2%
Other operating income	1,017.4			(129.5)	887.9	-12.7%	-12.7%
Normalized EBIT	6,475.1			(1,255.7)	5,219.4	-19.4%	-19.4%
Normalized EBIT margin	42.7%				35.4%	-730 bps	-730 bps
Normalized EBITDA	7,627.2			(980.9)	6,646.3	-12.9%	-12.9%
Normalized EBITDA margin	50.3%				45.1%	-520 bps	-520 bps

Third Quarter 2016 Results October 28, 2016 Page 13

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 284.5 million (-45.1%) in the 3Q16, with an EBITDA margin of 37.1% (-2120bps).

Net revenue was down 13.8% in the quarter. Volumes declined 8.1% as the CSD industry continued to be pressured by a declining disposable income, with consumers trading down from soft drinks to water and low cost powder juices. Our NR/hl decreased by 6.2% as we also decided to implement our price adjustments in the fourth quarter this year and faced a hard comparable base due to the early timing of our price initiatives in 3Q15. Cash COGS/hl increased by 24.5% driven by FX hedges and partly offset by procurement savings. The material increase in cash SG&A spending (+31.4%) is mainly explained by higher sales and marketing expenses and a revision in our logistics and administrative structure to better reflect the size and relevance of our CSD & NANC operations in our business in Brazil.

CSD&Nanc Brazil results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume ('000 hl)	6,693.4			(543.4)	6,149.9	-8.1%	-8.1%
Net revenue	889.7			(122.7)	767.0	-13.8%	-13.8%
Net revenue/hl	132.9			(8.2)	124.7	-6.2%	-6.2%
COGS	(351.0)			(49.2)	(400.2)	14.0%	14.0%
COGS/hl	(52.4)			(12.6)	(65.1)	24.1%	24.1%
COGS excl. deprec.&amort.	(305.9)			(44.2)	(350.1)	14.4%	14.4%
COGS/hl excl. deprec. &amort	(45.7)			(11.2)	(56.9)	24.5%	24.5%
Gross profit	538.8			(171.9)	366.8	-31.9%	-31.9%
Gross margin	60.6%				47.8%	-1280 bps	-1280 bps
SG&A excl. deprec.&amort.	(155.1)			(48.7)	(203.8)	31.4%	31.4%
SG&A deprec.&amort.	(40.3)			12.2	(28.1)	-30.3%	-30.3%
SG&A total	(195.4)			(36.5)	(231.9)	18.7%	18.7%
Other operating income	89.8			(18.4)	71.4	-20.5%	-20.5%
Normalized EBIT	433.2			(226.8)	206.3	-52.4%	-52.4%
Normalized EBIT margin	48.7%				26.9%	-2180 bps	-2180 bps
Normalized EBITDA	518.5			(234.0)	284.5	-45.1%	-45.1%
Normalized EBITDA margin	58.3%				37.1%	-2120 bps	-2120 bps

CSD&Nanc Brazil results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	20,725.7			(1,172.9)	19,552.8	-5.7%	-5.7%
Net revenue	2,689.8			(123.5)	2,566.2	-4.6%	-4.6%
Net revenue/hl	129.8			1.5	131.2	1.1%	1.1%
COGS	(1,173.2)			(70.7)	(1,244.0)	6.0%	6.0%
COGS/hl	(56.6)			(7.0)	(63.6)	12.4%	12.4%
COGS excl. deprec.&amort.	(1,045.7)			(36.9)	(1,082.6)	3.5%	3.5%
COGS/hl excl. deprec. &amort	(50.5)			(4.9)	(55.4)	9.7%	9.7%
Gross profit	1,516.5			(194.3)	1,322.3	-12.8%	-12.8%
Gross margin	56.4%				51.5%	-490 bps	-490 bps
SG&A excl. deprec.&amort.	(555.2)			(77.8)	(633.0)	14.0%	14.0%
SG&A deprec.&amort.	(117.8)			23.4	(94.5)	-19.8%	-19.8%
SG&A total	(673.0)			(54.4)	(727.4)	8.1%	8.1%
Other operating income	186.4			40.0	226.3	21.4%	21.4%
Normalized EBIT	1,029.9			(208.7)	821.2	-20.3%	-20.3%
Normalized EBIT margin	38.3%				32.0%	-630 bps	-630 bps
Normalized EBITDA	1,275.3			(198.3)	1,077.0	-15.5%	-15.5%
Normalized EBITDA margin	47.4%				42.0%	-540 bps	-540 bps

Third Quarter 2016 Results October 28, 2016 Page 14

Central America and the Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 353.3 million (+9.0%) in the quarter, with an EBITDA margin of 37.6% (-100 bps).

Our top line increased by 12.1% in 3Q16, mainly explained by solid 6.7% volume growth with a NR/hl increase of 5.1%. In Dominican Republic, top line was up double digits as we continued to invest behind the Presidente brand, celebrating the “Verano Presidente”, our proprietary summer season platform which helped us to activate demand, to expand our presence  in the country and to reach the all time high share in total alcoholic beverage space in September. In Guatemala, we had a quarter of market share gains with strong performance from our Modelo brands, led by Corona. Cash COGS was up in line with NR, while cash SG&A increased by 16.3%, due to the timing of sales & marketing expenses, driving a 100bps EBITDA margin compression in the quarter.

CAC results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume total ('000 hl)	2,339.7		-	157.0	2,496.7	6.7%	6.7%
Net revenue	834.3		3.7	101.2	939.1	12.6%	12.1%
Net revenue/hl	356.6		1.5	18.1	376.2	5.5%	5.1%
COGS	(373.2)		(1.3)	(41.7)	(416.1)	11.5%	11.2%
COGS/hl	(159.5)		(0.5)	(6.7)	(166.7)	4.5%	4.2%
COGS excl. deprec.&amort.	(325.6)		(2.3)	(39.0)	(366.9)	12.7%	12.0%
COGS/hl excl. deprec. &amort	(139.2)		(0.9)	(6.9)	(146.9)	5.6%	4.9%
Gross profit	461.1		2.4	59.5	523.0	13.4%	12.9%
Gross margin	55.3%				55.7%	40 bps	30 bps
SG&A excl. deprec.&amort.	(187.5)		(0.0)	(30.6)	(218.1)	16.3%	16.3%
SG&A deprec.&amort.	(12.8)		0.2	(9.0)	(21.7)	69.4%	70.6%
SG&A total	(200.3)		0.1	(39.7)	(239.8)	19.7%	19.8%
Other operating income/expenses	1.9		(0.4)	(2.4)	(0.9)	-148.3%	-125.3%
Normalized EBIT	262.7		2.1	17.4	282.3	7.5%	6.6%
Normalized EBIT margin	31.5%				30.1%	-140 bps	-160 bps
Normalized EBITDA	323.1		0.9	29.2	353.3	9.3%	9.0%
Normalized EBITDA margin	38.7%				37.6%	-110 bps	-100 bps

CAC results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume total ('000 hl)	6,484.1			554.7	7,038.8	8.6%	8.6%
Net revenue	2,181.4		390.6	366.0	2,937.9	34.7%	16.8%
Net revenue/hl	336.4		55.5	25.5	417.4	24.1%	7.6%
COGS	(1,037.9)		(179.7)	(110.7)	(1,328.3)	28.0%	10.7%
COGS/hl	(160.1)		(25.5)	(3.1)	(188.7)	17.9%	1.9%
COGS excl. deprec.&amort.	(848.3)		(157.0)	(150.3)	(1,155.6)	36.2%	17.7%
COGS/hl excl. deprec. &amort	(130.8)		(22.3)	(11.0)	(164.2)	25.5%	8.4%
Gross profit	1,143.5		210.9	255.3	1,609.7	40.8%	22.3%
Gross margin	52.4%				54.8%	240 bps	250 bps
SG&A excl. deprec.&amort.	(545.1)		(93.4)	(62.2)	(700.7)	28.5%	11.4%
SG&A deprec.&amort.	(34.9)		(9.3)	(26.9)	(71.1)	104.1%	77.3%
SG&A total	(579.9)		(102.7)	(89.2)	(771.8)	33.1%	15.4%
Other operating income/expenses	3.9		0.2	(0.1)	4.0	2.4%	-3.3%
Normalized EBIT	567.4		108.4	166.0	841.8	48.4%	29.2%
Normalized EBIT margin	26.0%				28.7%	270 bps	280 bps
Normalized EBITDA	791.9		140.4	153.3	1,085.6	37.1%	19.4%
Normalized EBITDA margin	36.3%				37.0%	70 bps	80 bps

Third Quarter 2016 Results October 28, 2016 Page 15

Latin America South (LAS)

LAS EBITDA increased by 22.6% in 3Q16 to R$ 973.6 million, with an EBITDA margin expansion of 20bps, to 42.8%.

Volumes were down 1.4% in LAS as adverse macroeconomic conditions in Argentina led to another quarter of volume decline in the country. Partially offsetting Argentina, we reached all time high volumes in (i) Bolivia, driven by RGBs strategy and route to market improvement; (ii) Paraguay, led by the successful roll out of the 340ml returnable glass bottle; and (iii) Chile, with strong performance of our Global Brands in the country. Top line was up 22.1% with a NR/hl increase of 23.8%. Cash COGS/hl grew 10.2%, as inflation in Argentina was partly offset by our currency hedges and procurement initiatives. SG&A (excluding depreciation and amortization) increased by 36.8%, adversely impacted by inflationary pressures mainly in Argentina and partly offset by efficiency gains.

LAS results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume ('000 hl)	7,816.9			(111.6)	7,705.3	-1.4%	-1.4%
Net revenue	2,435.4		(700.2)	537.6	2,272.8	-6.7%	22.1%
Net revenue/hl	311.6		(90.9)	74.3	295.0	-5.3%	23.8%
COGS	(953.9)		201.2	(98.2)	(850.9)	-10.8%	10.3%
COGS/hl	(122.0)		26.1	(14.5)	(110.4)	-9.5%	11.9%
COGS excl. deprec.&amort.	(858.2)		175.1	(73.7)	(756.7)	-11.8%	8.6%
COGS/hl excl. deprec. &amort	(109.8)		22.7	(11.2)	(98.2)	-10.5%	10.2%
Gross profit	1,481.4		(499.0)	439.4	1,421.8	-4.0%	29.7%
Gross margin	60.8%				62.6%	180 bps	380 bps
SG&A excl. deprec.&amort.	(541.9)		192.0	(199.6)	(549.5)	1.4%	36.8%
SG&A deprec.&amort.	(63.1)		26.9	(28.2)	(64.4)	2.0%	44.7%
SG&A total	(605.0)		218.9	(227.8)	(613.9)	1.5%	37.7%
Other operating income/expenses	27.0		4.8	(24.6)	7.1	-73.7%	-91.3%
Normalized EBIT	903.4		(275.3)	186.9	815.0	-9.8%	20.7%
Normalized EBIT margin	37.1%				35.9%	-120 bps	-40 bps
Normalized EBITDA	1,062.3		(328.3)	239.6	973.6	-8.4%	22.6%
Normalized EBITDA margin	43.6%				42.8%	-80 bps	20 bps

LAS results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	25,614.1			(2,690.0)	22,924.1	-10.5%	-10.5%
Net revenue	7,217.8		(1,150.0)	992.3	7,060.0	-2.2%	13.7%
Net revenue/hl	281.8		(50.2)	76.4	308.0	9.3%	27.1%
COGS	(2,830.5)		308.6	(101.4)	(2,623.3)	-7.3%	3.6%
COGS/hl	(110.5)		13.5	(17.4)	(114.4)	3.6%	15.7%
COGS excl. deprec.&amort.	(2,564.1)		270.1	(25.2)	(2,319.2)	-9.6%	1.0%
COGS/hl excl. deprec. &amort	(100.1)		11.8	(12.8)	(101.2)	1.1%	12.8%
Gross profit	4,387.3		(841.4)	890.9	4,436.8	1.1%	20.3%
Gross margin	60.8%				62.8%	200 bps	350 bps
SG&A excl. deprec.&amort.	(1,655.7)		326.7	(401.3)	(1,730.4)	4.5%	24.2%
SG&A deprec.&amort.	(171.8)		51.1	(84.7)	(205.5)	19.6%	49.3%
SG&A total	(1,827.5)		377.8	(486.1)	(1,935.9)	5.9%	26.6%
Other operating income/expenses	24.9		14.4	(75.6)	(36.3)	nm	nm
Normalized EBIT	2,584.7		(449.3)	329.2	2,464.6	-4.6%	12.7%
Normalized EBIT margin	35.8%				34.9%	-90 bps	-30 bps
Normalized EBITDA	3,022.9		(538.8)	490.1	2,974.2	-1.6%	16.2%
Normalized EBITDA margin	41.9%				42.1%	20 bps	90 bps

Third Quarter 2016 Results October 28, 2016 Page 16

Canada

In Canada, EBITDA was R$ 647.9 million, with an EBITDA margin compression of 310bps, to 36.6%.

Our reported volumes grew 6.5% mainly driven by the benefit of our strategic acquisitions in the fast growing craft, ready-to-drink and cider categories and their successful integration in our distribution network, helping us to achieve the highest market share figure in 17 years with the new brands we acquired. Organic volumes were down 1.3%, impacted by unfavorable weather, partially offset by solid performance of Bud Light, Stella Artois, Corona and our craft and near beer portfolio all gaining share versus last year, with Mike’s Beverage brands and Mill Street continued to grow high double digit in the quarter. NR increased organically by 0.1% as our net revenue per hectoliter increased by 1.3% mainly explained by our revenue management initiatives.

Cash COGS/hl was up 8.6% mainly driven by negative mix, while cash SG&A increased by 2.2%.

Canada results	3Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q16	Reported	Organic
Volume ('000 hl)	2,767.4	217.5	-	(36.6)	2,948.3	6.5%	-1.3%
Net revenue	1,587.0	156.5	24.8	1.1	1,769.4	11.5%	0.1%
Net revenue/hl	573.5	10.6	8.4	7.6	600.1	4.6%	1.3%
COGS	(466.4)	(72.7)	(8.3)	(38.9)	(586.2)	25.7%	8.3%
COGS/hl	(168.5)	(12.1)	(2.8)	(15.4)	(198.8)	18.0%	9.2%
COGS excl. deprec.&amort.	(440.8)	(69.5)	(8.2)	(34.2)	(552.7)	25.4%	7.8%
COGS/hl excl. deprec. &amort	(159.3)	(11.7)	(2.8)	(13.7)	(187.4)	17.7%	8.6%
Gross profit	1,120.7	83.8	16.6	(37.8)	1,183.2	5.6%	-3.4%
Gross margin	70.6%				66.9%	-370 bps	-240 bps
SG&A excl. deprec.&amort.	(488.3)	(69.0)	3.8	(10.6)	(564.1)	15.5%	2.2%
SG&A deprec.&amort.	(14.4)	(1.7)	(0.1)	(2.1)	(18.3)	27.3%	14.5%
SG&A total	(502.7)	(70.7)	3.7	(12.7)	(582.5)	15.9%	2.5%
Other operating income/expenses	0.6	(0.2)	0.2	(5.2)	(4.6)	nm	nm
Normalized EBIT	618.5	12.9	20.4	(55.8)	596.1	-3.6%	-9.0%
Normalized EBIT margin	39.0%				33.7%	-530 bps	-360 bps
Normalized EBITDA	658.5	17.8	20.7	(49.0)	647.9	-1.6%	-7.4%
Normalized EBITDA margin	41.5%				36.6%	-490 bps	-310 bps

Canada results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	7,354.7	574.9		(47.1)	7,882.5	7.2%	-0.6%
Net revenue	4,159.4	411.4	495.4	48.8	5,114.9	23.0%	1.2%
Net revenue/hl	565.5	10.9	62.8	9.6	648.9	14.7%	1.7%
COGS	(1,286.4)	(190.1)	(156.9)	(46.2)	(1,679.5)	30.6%	3.6%
COGS/hl	(174.9)	(11.3)	(19.9)	(7.0)	(213.1)	21.8%	4.0%
COGS excl. deprec.&amort.	(1,197.4)	(183.2)	(146.8)	(49.5)	(1,576.9)	31.7%	4.1%
COGS/hl excl. deprec. &amort	(162.8)	(11.3)	(18.6)	(7.3)	(200.1)	22.9%	4.5%
Gross profit	2,873.0	221.3	338.5	2.6	3,435.4	19.6%	0.1%
Gross margin	69.1%				67.2%	-190 bps	-80 bps
SG&A excl. deprec.&amort.	(1,493.6)	(148.8)	(177.7)	(15.8)	(1,835.8)	22.9%	1.1%
SG&A deprec.&amort.	(40.1)	(5.2)	(5.4)	(5.7)	(56.5)	40.7%	14.2%
SG&A total	(1,533.8)	(154.0)	(183.1)	(21.5)	(1,892.3)	23.4%	1.4%
Other operating income/expenses	2.7	1.9	(2.0)	(19.5)	(16.8)	nm	nm
Normalized EBIT	1,341.9	69.2	153.4	(38.3)	1,526.3	13.7%	-2.9%
Normalized EBIT margin	32.3%				29.8%	-250 bps	-130 bps
Normalized EBITDA	1,471.1	81.3	168.9	(35.9)	1,685.3	14.6%	-2.4%
Normalized EBITDA margin	35.4%				32.9%	-250 bps	-130 bps

Third Quarter 2016 Results October 28, 2016 Page 17

Other operating income / (expenses)

Other operating income/(expense) totaled R$ 341.6 million in 3Q16, mainly explained by government grants related to State VAT long-term tax incentives.

Other operating income/(expenses)	3Q15	3Q16	YTD15	YTD16

R$ million

Government grants/NPV of long term fiscal incentives	394.0	297.2	1,225.4	970.4
(Additions to)/reversals of provisions	(13.7)	(18.3)	(36.4)	(47.1)
Net gain on disposal of property, plant and equipment and intangible assets	14.1	11.6	22.5	39.8
Net other operating income	25.9	51.1	23.8	102.1

	420.3	341.6	1,235.3	1,065.1

Exceptional items

During the third quarter we recorded an expense of R$ 15.1 million in exceptional items (as compared to R$ 19.6 million in 3Q15).

Exceptional items	3Q15	3Q16	YTD15	YTD16

R$ million

Restructuring	(9.6)	(14.3)	(27.2)	(34.7)
Administrative process	(10.0)		(239.1)
Costs of new acquisition		(0.8)		(8.8)
Other exceptional items

	(19.6)	(15.1)	(266.3)	(43.6)

Third Quarter 2016 Results October 28, 2016 Page 18

Net finance results

Net finance results totaled an expense of R$ 722.6 million versus R$ 316.6 million in 3Q15, mainly driven by:

(i)            Interest income of R$ 139.1 million primarily from our cash balance in BRL, USD and CAD;

(ii)           An expense of R$ 408.4 million due to interest expenses and the non cash expense related to the put option associated with our investment in the Dominican Republic;

(iii)          R$ 287.2 million losses on derivative instruments mainly driven by the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina.

Net finance results	3Q15	3Q16	YTD15	YTD16

R$ million

Interest income	109.1	139.1	379.0	427.9
Interest expenses	(279.4)	(408.4)	(702.2)	(1,127.3)
Gains/(losses) on derivative instruments	155.2	(287.2)	(150.3)	(1,169.7)
Gains/(losses) on non-derivative instruments	(153.1)	1.5	(336.0)	(282.6)
Taxes on financial transactions	(21.5)	(29.0)	(73.1)	(119.6)
Other financial income/(expenses), net	(126.9)	(138.7)	(278.8)	(522.4)

Net finance results	(316.6)	(722.6)	(1,161.3)	(2,793.8)

As of September 2016 we held a net cash position of R$ 3,120.1 million (down from R$ 10,233.3 million as of December 2015). Consolidated debt corresponded to R$ 4,209.4 million whereas cash and cash equivalents less bank overdrafts totaled R$ 7,055.0 million, down from R$ 13,617.6 million as of December 2015.

	December 2015			September 2016
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	594.0	1,560.7	2,154.6	764.8	972.0	1,736.8
Foreign Currency	688.6	756.2	1,444.8	1,752.7	719.9	2,472.6
Consolidated Debt	1,282.6	2,316.9	3,599.5	2,517.5	1,691.9	4,209.4

Cash and Cash Equivalents less Bank Overdrafts			13,617.6			7,055.0
Current Investment Securities			215.1			274.6

Net Debt/ (Cash)			(10,233.3)			(3,120.1)

Third Quarter 2016 Results October 28, 2016 Page 19

Provision for income tax & social contribution

The weighted nominal tax rate in the quarter was 26.9% while effective tax rate was -32.4% versus 21.4% last year, mainly due to a R$ 1,179.5 million gain on other tax adjustments of which:

•         Around R$ 400 million is explained by a reversion of witholding tax provisions, related to unremitted earnings from Argentina. As of July 23rd 2016, legislation in Argentina was enacted revoking a witholding tax over dividend remittance that was created in 2013.

•         Close to R$ 800 million was driven by the recognition of deferred tax assets on carried losses related to international subsidiaries due to improvement of our capital structure outside of Brazil, reverting a negative impact reported in Other Tax Adjustments in 2015 and previous years.

The table below shows the reconciliation for income tax and social contribution provision.

			YTD15	YTD16
Income tax and social contribution
R$ million	3Q15	3Q16

Profit before tax	3,901.6	2,404.8	10,576.0	8,034.3

Adjustment on taxable basis
Non-taxable net financial and other income	(526.9)	(50.4)	(899.0)	(313.9)
Goverment grants (VAT)	(357.0)	(375.5)	(871.6)	(1,099.6)
Share of results of associates	0.3	9.4	(4.7)	1.5
Expenses not deductible	68.2	(93.8)	390.3	370.7
Foreign profits taxed in Brazil	23.3	(156.1)	164.1	852.0
	3,109.6	1,738.4	9,355.1	7,845.0
Aggregated weighted nominal tax rate	30.4%	26.9%	31.3%	29.6%
Taxes – nominal rate	(945.2)	(468.5)	(2,926.0)	(2,320.5)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	194.2	31.9	1,215.8	1,150.6
Tax benefit - amortization on tax books	35.6	35.4	106.8	106.5
Other tax adjustments	(119.3)	1,179.5	(352.0)	1,278.7
Income tax and social contribution expense	(834.7)	778.3	(1,955.4)	215.4
Effective tax rate	21.4%	-32.4%	18.5%	-2.7%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of September 30th, 2016.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,721,882,205	61.9%
FAHZ	1,572,016,101	10.0%
Market	4,405,695,463	28.1%
Outstanding	15,699,593,769	100.0%
Treasury	18,021,650
TOTAL	15,717,615,419
Free float BM&FBovespa	3,054,070,526	19.5%
Free float NYSE	1,351,624,937	8.6%

Third Quarter 2016 Results October 28, 2016 Page 20

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q15	3Q16	YTD15	YTD16
Profit - Ambev holders	2,950.7	3,061.2	8,270.1	7,874.3
Non-controlling interest	116.2	121.9	350.6	375.4
Income tax expense	834.7	(778.3)	1,955.4	(215.4)
Profit before taxes	3,901.6	2,404.8	10,576.0	8,034.3
Share of results of associates	0.3	9.4	(4.7)	1.5
Net finance results	316.6	722.6	1,161.3	2,793.8
Exceptional items	19.6	15.1	266.3	43.6
Normalized EBIT	4,238.2	3,151.9	11,999.0	10,873.2
Depreciation & amortization - total	753.9	847.5	2,189.3	2,595.2
Normalized EBITDA	4,992.0	3,999.4	14,188.3	13,468.4

Third Quarter 2016 Results October 28, 2016 Page 21

Q3 2016 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	October 28th, 2016 (Friday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=bemAjBncNnoeFR1H7qXfyQ%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10093770 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

www.ambev.com.br/investidores

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Third Quarter 2016 Results October 28, 2016 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	3Q15	3Q16%		3Q15	3Q16%		3Q15	3Q16%
Volumes (000 hl)	20,371	19,538	-4.1%	6,693	6,150	-8.1%	27,064	25,688	-5.1%

R$ million
Net sales	4,998.7	4,734.5	-5.3%	889.7	767.0	-13.8%	5,888.5	5,501.5	-6.6%
% of total	46.5%	45.2%		8.3%	7.3%		54.8%	52.5%
COGS	(1,599.5)	(1,962.0)	22.7%	(351.0)	(400.2)	14.0%	(1,950.4)	(2,362.2)	21.1%
% of total	42.7%	46.5%		9.4%	9.5%		52.1%	56.0%
Gross profit	3,399.3	2,772.5	-18.4%	538.8	366.8	-31.9%	3,938.0	3,139.4	-20.3%
% of total	48.6%	44.2%		7.7%	5.9%		56.2%	50.1%
SG&A	(1,679.9)	(1,788.9)	6.5%	(195.4)	(231.9)	18.7%	(1,875.3)	(2,020.8)	7.8%
% of total	52.8%	51.7%		6.1%	6.7%		58.9%	58.5%
Other operating income/(expenses)	301.0	268.7	-10.7%	89.8	71.4	-20.5%	390.8	340.1	-13.0%
% of total	71.6%	78.6%		21.4%	20.9%		93.0%	99.5%
Normalized EBIT	2,020.4	1,252.3	-38.0%	433.2	206.3	-52.4%	2,453.6	1,458.6	-40.6%
% of total	47.7%	39.7%		10.2%	6.5%		57.9%	46.3%
Normalized EBITDA	2,429.7	1,740.2	-28.4%	518.5	284.5	-45.1%	2,948.2	2,024.7	-31.3%
% of total	48.7%	43.5%		10.4%	7.1%		59.1%	50.6%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-32.0%	-41.4%		-39.4%	-52.2%		-33.1%	-42.9%
Gross profit	68.0%	58.6%		60.6%	47.8%		66.9%	57.1%
SG&A	-33.6%	-37.8%		-22.0%	-30.2%		-31.8%	-36.7%
Other operating income/(expenses)	6.0%	5.7%		10.1%	9.3%		6.6%	6.2%
Normalized EBIT	40.4%	26.4%		48.7%	26.9%		41.7%	26.5%
Normalized EBITDA	48.6%	36.8%		58.3%	37.1%		50.1%	36.8%

Per hectoliter - (R$/hl)
Net sales	245.4	242.3	-1.2%	132.9	124.7	-6.2%	217.6	214.2	-1.6%
COGS	(78.5)	(100.4)	27.9%	(52.4)	(65.1)	24.1%	(72.1)	(92.0)	27.6%
Gross profit	166.9	141.9	-15.0%	80.5	59.6	-25.9%	145.5	122.2	-16.0%
SG&A	(82.5)	(91.6)	11.0%	(29.2)	(37.7)	29.2%	(69.3)	(78.7)	13.5%
Other operating income/(expenses)	14.8	13.8	-6.9%	13.4	11.6	-13.5%	14.4	13.2	-8.3%
Normalized EBIT	99.2	64.1	-35.4%	64.7	33.5	-48.2%	90.7	56.8	-37.4%
Normalized EBITDA	119.3	89.1	-25.3%	77.5	46.3	-40.3%	108.9	78.8	-27.6%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	3Q15	3Q16%		3Q15	3Q16%		3Q15	3Q16%		3Q15	3Q16%
Volumes (000 hl)	7,817	7,705	-1.4%	2,340	2,497	6.7%	2,767	2,948	-1.3%	39,988	38,838	-3.4%

R$ million
Net sales	2,435.4	2,272.8	22.1%	834.3	939.1	12.1%	1,587.0	1,769.4	0.1%	10,745.1	10,482.8	2.3%
% of total	22.7%	21.7%		7.8%	9.0%		14.8%	16.9%		100.0%	100.0%
COGS	(953.9)	(850.9)	10.3%	(373.2)	(416.1)	11.2%	(466.4)	(586.2)	8.3%	(3,743.9)	(4,215.5)	15.5%
% of total	25.5%	20.2%		10.0%	9.9%		12.5%	13.9%		100.0%	100.0%
Gross profit	1,481.4	1,421.8	29.7%	461.1	523.0	12.9%	1,120.7	1,183.2	-3.4%	7,001.2	6,267.3	-4.8%
% of total	21.2%	22.7%		6.6%	8.3%		16.0%	18.9%		100.0%	100.0%
SG&A	(605.0)	(613.9)	37.7%	(200.3)	(239.8)	19.8%	(502.7)	(582.5)	2.5%	(3,183.3)	(3,457.0)	13.1%
% of total	19.0%	17.8%		6.3%	6.9%		15.8%	16.8%		100.0%	100.0%
Other operating income/(expenses)	27.0	7.1	-91.3%	1.9	(0.9)	-125.3%	0.6	(4.6)	nm	420.3	341.6	-19.7%
% of total	6.4%	2.1%		0.5%	-0.3%		0.1%	-1.4%		100.0%	100.0%
Normalized EBIT	903.4	815.0	20.7%	262.7	282.3	6.6%	618.5	596.1	-9.0%	4,238.2	3,151.9	19.9%
% of total	21.3%	25.9%		6.2%	9.0%		14.6%	18.9%		100.0%	100.0%
Normalized EBITDA	1,062.3	973.6	22.6%	323.1	353.3	9.0%	658.5	647.9	-7.4%	4,992.0	3,999.4	14.0%
% of total	21.3%	24.3%		6.5%	8.8%		13.2%	16.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.2%	-37.4%		-44.7%	-44.3%		-29.4%	-33.1%		-34.8%	-40.2%
Gross profit	60.8%	62.6%		55.3%	55.7%		70.6%	66.9%		65.2%	59.8%
SG&A	-24.8%	-27.0%		-24.0%	-25.5%		-31.7%	-32.9%		-29.6%	-33.0%
Other operating income/(expenses)	1.1%	0.3%		0.2%	-0.1%		0.0%	-0.3%		3.9%	3.3%
Normalized EBIT	37.1%	35.9%		31.5%	30.1%		39.0%	33.7%		39.4%	30.1%
Normalized EBITDA	43.6%	42.8%		38.7%	37.6%		41.5%	36.6%		46.5%	38.2%

Per hectoliter - (R$/hl)
Net sales	311.6	295.0	23.8%	356.6	376.2	5.1%	573.5	600.1	1.3%	268.7	269.9	5.9%
COGS	(122.0)	(110.4)	11.9%	(159.5)	(166.7)	4.2%	(168.5)	(198.8)	8.5%	(93.6)	(108.5)	19.5%
Gross profit	189.5	184.5	31.5%	197.1	209.5	5.8%	405.0	401.3	-1.9%	175.1	161.4	-1.4%
SG&A	(77.4)	(79.7)	39.7%	(85.6)	(96.1)	12.3%	(181.7)	(197.6)	3.5%	(79.6)	(89.0)	17.1%
Other operating income/(expenses)	3.5	0.9	-191.2%	0.8	(0.4)	nm	0.2	(1.6)	nm	10.5	8.8	-16.9%
Normalized EBIT	115.6	105.8	22.4%	112.3	113.1	-0.1%	223.5	202.2	-7.7%	106.0	81.2	-17.1%
Normalized EBITDA	135.9	126.4	24.3%	138.1	141.5	2.2%	237.9	219.8	-6.1%	124.8	103.0	-11.0%

Third Quarter 2016 Results October 28, 2016 Page 23

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	YTD15	YTD16%		YTD15	YTD16%		YTD15	YTD16%
Volumes (000 hl)	60,951	57,065	-6.4%	20,726	19,553	-5.7%	81,677	76,618	-6.2%

R$ million
Net sales	15,175.6	14,746.0	-2.8%	2,689.8	2,566.2	-4.6%	17,865.3	17,312.2	-3.1%
% of total	48.3%	45.5%		8.6%	7.9%		56.9%	53.4%
COGS	(4,804.3)	(5,195.4)	8.1%	(1,173.2)	(1,244.0)	6.0%	(5,977.5)	(6,439.4)	7.7%
% of total	43.2%	43.0%		10.5%	10.3%		53.7%	53.3%
Gross profit	10,371.3	9,550.6	-7.9%	1,516.5	1,322.3	-12.8%	11,887.8	10,872.9	-8.5%
% of total	51.1%	46.9%		7.5%	6.5%		58.6%	53.4%
SG&A	(4,913.6)	(5,219.1)	6.2%	(673.0)	(727.4)	8.1%	(5,586.6)	(5,946.6)	6.4%
% of total	51.6%	49.5%		7.1%	6.9%		58.6%	56.4%
Other operating income/(expenses)	1,017.4	887.9	-12.7%	186.4	226.3	21.4%	1,203.8	1,114.3	-7.4%
% of total	82.4%	83.4%		15.1%	21.3%		97.5%	104.6%
Normalized EBIT	6,475.1	5,219.4	-19.4%	1,029.9	821.2	-20.3%	7,505.0	6,040.6	-19.5%
% of total	54.0%	48.0%		8.6%	7.6%		62.5%	55.6%
Normalized EBITDA	7,627.2	6,646.3	12.9%	1,275.3	1,077.0	-15.5%	8,902.5	7,723.3	-15.5%
% of total	53.8%	49.3%		9.0%	8.0%		62.7%	57.3%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-31.7%	-35.2%		-43.6%	-48.5%		-33.5%	-37.2%
Gross profit	68.3%	64.8%		56.4%	51.5%		66.5%	62.8%
SG&A	-32.4%	-35.4%		-25.0%	-28.3%		-31.3%	-34.3%
Other operating income/(expenses)	6.7%	6.0%		6.9%	8.8%		6.7%	6.4%
Normalized EBIT	42.7%	35.4%		38.3%	32.0%		42.0%	34.9%
Normalized EBITDA	50.3%	45.1%		47.4%	42.0%		49.8%	44.6%

Per hectoliter - (R$/hl)
Net sales	249.0	258.4	3.8%	129.8	131.2	1.1%	218.7	226.0	3.3%
COGS	(78.8)	(91.0)	15.5%	(56.6)	(63.6)	12.4%	(73.2)	(84.0)	14.8%
Gross profit	170.2	167.4	-1.6%	73.2	67.6	-7.6%	145.5	141.9	-2.5%
SG&A	(80.6)	(91.5)	13.5%	(32.5)	(37.2)	14.6%	(68.4)	(77.6)	13.5%
Other operating income/(expenses)	16.7	15.6	-6.8%	9.0	11.6	28.7%	14.7	14.5	-1.3%
Normalized EBIT	106.2	91.5	-13.9%	49.7	42.0	-15.5%	91.9	78.8	-14.2%
Normalized EBITDA	125.1	116.5	-6.9%	61.5	55.1	-10.5%	109.0	100.8	-7.5%

Ambev - Segment financial information
Organic Results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	YTD15	YTD16%		YTD15	YTD16%		YTD15	YTD16%		YTD15	YTD16%
Volumes (000 hl)	25,614	22,924	-10.5%	6,484	7,039	8.6%	7,355	7,882	-0.6%	121,129	114,463	-5.9%

R$ million
Net sales	7,217.8	7,060.0	13.7%	2,181.4	2,937.9	16.8%	4,159.4	5,114.9	1.2%	31,423.9	32,425.1	2.7%
% of total	23.0%	21.8%		6.9%	9.1%		13.2%	15.8%		100.0%	100.0%
COGS	(2,830.5)	(2,623.3)	3.6%	(1,037.9)	(1,328.3)	10.7%	(1,286.4)	(1,679.5)	3.6%	(11,132.4)	(12,070.4)	6.4%
% of total	25.4%	21.7%		9.3%	11.0%		11.6%	13.9%		100.0%	100.0%
Gross profit	4,387.3	4,436.8	20.3%	1,143.5	1,609.7	22.3%	2,873.0	3,435.4	0.1%	20,291.5	20,354.7	0.7%
% of total	21.6%	21.8%		5.6%	7.9%		14.2%	16.9%		100.0%	100.0%
SG&A	(1,827.5)	(1,935.9)	26.6%	(579.9)	(771.8)	15.4%	(1,533.8)	(1,892.3)	1.4%	(9,527.8)	(10,546.6)	9.9%
% of total	19.2%	18.4%		6.1%	7.3%		16.1%	17.9%		100.0%	100.0%
Other operating income/(expenses)	24.9	(36.3)	nm	3.9	4.0	-3.3%	2.7	(16.8)	nm	1,235.3	1,065.1	-14.9%
% of total	2.0%	-3.4%		0.3%	0.4%		0.2%	-1.6%		100.0%	100.0%
Normalized EBIT	2,584.7	2,464.6	12.7%	567.4	841.8	29.2%	1,341.9	1,526.3	-2.9%	11,999.0	10,873.2	-8.3%
% of total	21.5%	22.7%		4.7%	7.7%		11.2%	14.0%		100.0%	100.0%
Normalized EBITDA	3,022.9	2,974.2	16.2%	791.9	1,085.6	19.4%	1,471.1	1,685.3	-2.4%	14,188.3	13,468.4	-4.0%
% of total	21.3%	22.1%		5.6%	8.1%		10.4%	12.5%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.2%	-37.2%		-47.6%	-45.2%		-30.9%	-32.8%		-35.4%	-37.2%
Gross profit	60.8%	62.8%		52.4%	54.8%		69.1%	67.2%		64.6%	62.8%
SG&A	-25.3%	-27.4%		-26.6%	-26.3%		-36.9%	-37.0%		-30.3%	-32.5%
Other operating income/(expenses)	0.3%	-0.5%		0.2%	0.1%		0.1%	-0.3%		3.9%	3.3%
Normalized EBIT	35.8%	34.9%		26.0%	28.7%		32.3%	29.8%		38.2%	33.5%
Normalized EBITDA	41.9%	42.1%		36.3%	37.0%		35.4%	32.9%		45.2%	41.5%

Per hectoliter - (R$/hl)
Net sales	281.8	308.0	27.1%	336.4	417.4	7.6%	565.5	648.9	1.7%	259.4	283.3	9.2%
COGS	(110.5)	(114.4)	15.7%	(160.1)	(188.7)	1.9%	(174.9)	(213.1)	3.7%	(91.9)	(105.5)	13.1%
Gross profit	171.3	193.5	34.4%	176.4	228.7	12.7%	390.6	435.8	0.7%	167.5	177.8	7.0%
SG&A	(71.3)	(84.4)	41.5%	(89.4)	(109.7)	6.3%	(208.5)	(240.1)	1.9%	(78.7)	(92.1)	16.8%
Other operating income/(expenses)	1.0	(1.6)	nm	0.6	0.6	-10.9%	0.4	(2.1)	nm	10.2	9.3	-9.5%
Normalized EBIT	100.9	107.5	26.0%	87.5	119.6	19.1%	182.5	193.6	-2.1%	99.1	95.0	-2.6%
Normalized EBITDA	118.0	129.7	29.9%	122.1	154.2	10.0%	200.0	213.8	-1.7%	117.1	117.7	2.1%

Third Quarter 2016 Results October 28, 2016 Page 24

CONSOLIDATED BALANCE SHEET	September 2016	December 2015
R$ million
Assets
Current assets
Cash and cash equivalents	7,285.2	13,620.2
Investment securities	274.6	215.1
Derivative financial instruments	211.5	1,512.4
Trade receivables	3,793.3	4,165.7
Inventories	4,275.8	4,338.2
Income tax and social contributions receivable	2,384.3	2,398.6
Other taxes receivable	798.9	796.3
Other assets	967.4	1,268.0
	19,991.0	28,314.5
Non-current assets
Investment securities	95.9	118.6
Derivative financial instruments	16.6	51.4
Income tax and social contributions receivable	4.5	557.4
Deferred tax assets	3,546.9	2,749.8
Other taxes receivable	302.5	335.4
Other assets	2,011.7	2,140.2
Employee benefits	17.1	8.6
Investments in associates	388.0	714.9
Property, plant and equipment	18,341.7	19,140.1
Intangible assets	4,740.5	5,092.2
Goodwill	29,653.8	30,953.1
	59,119.2	61,861.7

Total assets	79,110.2	90,176.2

Equity and liabilities
Current liabilities
Trade payables	8,728.9	11,833.7
Derivative financial instruments	930.7	4,673.0
Interest-bearing loans and borrowings	2,517.5	1,282.6
Bank overdrafts	230.3	2.5
Payroll and social security payables	776.3	915.5
Dividends and interest on shareholder´s equity payable	584.4	598.6
Income tax and social contribution payable	716.4	1,245.3
Taxes and contributions payable	2,230.6	3,096.9
Other liabilities	4,993.6	6,370.7
Provisions	168.7	123.1
	21,877.4	30,141.9
Non-current liabilities
Trade payables	235.5	110.1
Derivative financial instruments	8.8	145.1
Interest-bearing loans and borrowings	1,691.9	2,316.9
Deferred tax liabilities	1,734.5	2,473.5
Taxes and contributions payable	545.2	910.0
Other liabilities	1,486.9	1,023.7
Provisions	398.0	499.5
Employee benefits	1,968.1	2,221.9
	8,068.9	9,700.7

Total liabilities	29,946.3	39,842.6

Equity
Issued capital	57,614.1	57,614.1
Reserves	60,653.0	62,574.8
Comprehensive income	(76,669.7)	(71,857.0)
Retained earnings	5,834.2
Equity attributable to equity holders of Ambev	47,431.6	48,331.9
Non-controlling interests	1,732.3	2,001.7
Total Equity	49,163.9	50,333.6

Total equity and liabilities	79,110.2	90,176.2

Third Quarter 2016 Results October 28, 2016 Page 25

CONSOLIDATED STATEMENT OF OPERATIONS				YTD15
R$ million	3Q16	3Q15	YTD16

Net sales	10,482.8	10,745.1	32,425.1	31,423.9
Cost of sales	(4,215.5)	(3,743.9)	(12,070.4)	(11,132.4)
Gross profit	6,267.3	7,001.2	20,354.7	20,291.5

Sales and marketing expenses	(2,952.0)	(2,613.8)	(8,954.3)	(7,899.8)
Administrative expenses	(505.1)	(569.5)	(1,592.2)	(1,628.0)
Other operating income/(expenses)	341.6	420.3	1,065.1	1,235.3

Normalized EBIT	3,151.9	4,238.2	10,873.2	11,999.0

Exceptional items	(15.1)	(19.6)	(43.6)	(266.3)

Income from operations (EBIT)	3,136.8	4,218.6	10,829.7	11,732.6

Net finance results	(722.6)	(316.6)	(2,793.8)	(1,161.3)
Share of results of associates	(9.4)	(0.3)	(1.5)	4.7

Profit before income tax	2,404.8	3,901.6	8,034.3	10,576.0

Income tax expense	778.3	(834.7)	215.4	(1,955.4)

Profit	3,183.2	3,066.9	8,249.7	8,620.6
Attributable to:
Equity holders of Ambev	3,061.2	2,950.7	7,874.3	8,270.1
Non-controlling interest	121.9	116.2	375.4	350.6

Basic earnings per share (common)	0.19	0.19	0.50	0.53
Diluted earnings per share (common)	0.19	0.19	0.50	0.52

Normalized Profit	3,198.3	3,086.6	8,293.2	8,887.0

Normalized basic earnings per share (common)	0.20	0.19	0.50	0.54
Normalized diluted earnings per share (common)	0.19	0.19	0.50	0.54

Nº of basic shares outstanding	15,736.2	15,751.6	15,739.8	15,733.6
Nº of diluted shares outstanding	15,853.7	15,870.4	15,857.3	15,852.4

Third Quarter 2016 Results October 28, 2016 Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS				YTD15
R$ million	3Q16	3Q15	YTD16
Cash Flows from Operating Activities
Profit	3,183.2	3,066.9	8,249.7	8,620.6
Depreciation, amortization and impairment	847.5	753.9	2,595.2	2,189.3
Impairment losses on receivables and inventories	93.8	6.2	165.7	78.5
Additions/(reversals) in provisions and employee benefits	66.6	53.1	216.8	377.4
Net finance cost	722.6	316.6	2,793.8	1,161.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	(11.6)	(14.5)	(39.8)	0.9
Gain on sale of operations in subsidiaries		0.4		(23.5)
Equity-settled share-based payment expense	39.3	53.1	124.9	141.1
Income tax expense	(778.3)	834.7	(215.4)	1,955.4
Share of result of associates	9.4	0.3	1.5	(4.7)
Other non-cash items included in the profit	(60.4)	(383.7)	(770.0)	(726.0)
Cash flow from operating activities before changes in working capital and use of provisions	4,112.1	4,687.0	13,122.5	13,770.6
Decrease/(increase) in trade and other receivables	(215.6)	210.5	422.5	414.8
Decrease/(increase) in inventories	89.7	(47.3)	(321.3)	(567.4)
Increase/(decrease) in trade and other payables	1,065.1	1,317.0	(3,441.4)	711.5
Cash generated from operations	5,051.3	6,167.3	9,782.3	14,329.4
Interest paid	(150.9)	(217.5)	(615.2)	(549.2)
Interest received	73.2	229.9	481.1	823.4
Dividends received	(12.4)	5.2	12.7	17.7
Income tax paid	(416.7)	(696.2)	(5,249.3)	(2,028.3)
Cash flow from operating activities	4,544.6	5,488.7	4,411.6	12,593.0
Proceeds from sale of property, plant, equipment and intangible assets	23.8	21.4	72.6	38.5
Proceeds from sale of operations in subsidiaries		0.4		88.5
Acquisition of property, plant, equipment and intangible assets	(902.0)	(1,284.7)	(2,760.5)	(3,191.3)
Acquisition of subsidiaries, net of cash acquired	56.6	(19.9)	(1,776.2)	(263.9)
Acquisition of other investments		-		(109.2)
Investment in debt securities and net proceeds of debt securities	(17.7)	(89.9)	(57.2)	(180.7)
Net proceeds/(acquisition) of other assets	0.1	0.1	0.2	1.9
Cash flow used in investing activities	(839.2)	(1,372.6)	(4,521.2)	(3,616.2)
Capital increase		-		9.9
Repurchase of shares	1.5	(383.5)	(3.1)	(838.1)
Proceeds from borrowings	1,511.4	496.5	2,414.6	4,397.4
Repayment of borrowings	(876.8)	(252.7)	(1,412.3)	(5,243.5)
Cash net finance costs other than interests	(731.1)	540.2	(2,668.1)	114.1
Payment of finance lease liabilities	(0.6)	(4.0)	(2.2)	(5.4)
Dividends and interest on shareholders’ equity paid	(2,159.8)	(2,477.6)	(4,345.8)	(9,067.1)
Cash flow used in financing activities	(2,255.5)	(2,080.9)	(6,016.9)	(10,632.8)
Net increase/(decrease) in Cash and cash equivalents	1,449.9	2,035.2	(6,126.5)	(1,655.9)
Cash and cash equivalents less bank overdrafts at beginning of period	5,552.3	6,707.6	13,617.6	9,623.0
Effect of exchange rate fluctuations	52.8	747.0	(436.2)	1,522.8
Cash and cash equivalents less bank overdrafts at end of period	7,055.0	9,489.8	7,055.0	9,489.8

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer
Date: October 28, 2016